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                            November 10, 2022

       Brian K. Plum
       President and Chief Executive Officer
       Blue Ridge Bankshares, Inc.
       1807 Seminole Trail
       Charlottesville, VA 22901

                                                        Re: Blue Ridge
Bankshares, Inc.
                                                            Registration
Statement on Form S-3
                                                            Filed November 7,
2022
                                                            File No. 333-268215

       Dear Brian K. Plum:

              This is to advise you that we have not reviewed and will not review your registration statement.

               Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                                                        Please contact Eric
Envall at (202) 551-3234 with any questions.




                            Sincerely,


                            Division of Corporation Finance

                            Office of Finance